

February 7, 2022

Chris Hollod
Co-Chief Executive Officer
Tailwind Two Acquisition Corp.
150 Greenwich Street, 29th Floor
New York, New York 10006

      Re: Tailwind Two Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed January 28, 2022
          File No. 333-261378

Dear Mr. Hollod:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed January 28, 2022

Terran Orbital relies on third parties for a supply of equipment, page 55

1. Please clarify the disclosure you added in response to prior comment 1. For example, you note an impact by "recent supply chain issues" but also disclose that those issues are "in the past," yet you may "continue to experience shortages." Please revise. Also, if you have experienced and continue to experience shortages of key components, please describe the shortage clearly and consistently, the components that are in short supply and the past and expected future impact on you.

Chris Hollod
Tailwind Two Acquisition Corp.
February 7, 2022
Page 2

Financial Statements
General, page F-1

2. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X, as applicable

Exhibits

3. Paragraphs (a)-(d) on page 3 appear to involve inappropriate assumptions by counsel. See Section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion that removes those assumptions.

 You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler, Esq.